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UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33102

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Manufacturers Securities Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

73 Tremont Street
(No. and Street)

Boston	MA	02108-3915
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Mueller (617) 663-3810
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116-5072
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David W. Libbey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manufacturers Securities Services, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MICHELLE L. ZIBELL
Notary Public
My Comm. Expires Mar. 20, 2003

Signature

Vice President, Treasurer & CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements and Supplemental Information

Manufacturers Securities Services, LLC
Year ended December 31, 2001

Manufacturers Securities Services, LLC

Audited Financial Statements
and Supplemental Information

Year ended December 31, 2001

Contents



■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

Board of Directors and Members
Manufacturers Securities Services, LLC

We have audited the accompanying statement of financial condition of Manufacturers Securities Services, LLC (the Company) as of December 31, 2001, and the related statements of income and changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manufacturers Securities Services, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 20, 2002

Manufacturers Securities Services, LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$10,600,790
Due from The Manufacturers Life Insurance Company of New York	470,220
Due from affiliate	37,044
Other assets	546,350
Total assets	$11,654,404
Liabilities and members' equity	
Liabilities:	
Accrued expenses and other payables	$ 58,102
Annuity commissions payable	220,310
Due to affiliates	1,924,633
Distributions payable to The Manufacturers Life Insurance Company of New York	1,091,674
Distributions payable to The Manufacturers Life Insurance Company of North America	6,359,685
Total liabilities	9,654,404
Members' equity	2,000,000
Total liabilities and members' equity	$11,654,404

See accompanying notes.

Manufacturers Securities Services, LLC

Statement of Income and Changes in Members' Equity

Year ended December 31, 2001

Revenues:	
Underwriting fees	$291,022,288
Advisory fees	159,131,533
Interest income	564,030
Other income	206,052
Total income	450,923,903
Expenses:	
Commissions and promotional agent compensation—variable annuities	286,256,982
Subadvisory fees	79,177,132
Expense reimbursement	41,430
Salary and benefits	110,700
Occupancy expense	36,900
State licensing expense	45,292
Other	62,836
Total expenses	365,731,272
Net income	85,192,631
Members' equity at beginning of year	2,000,000
Declared distribution to members	(85,192,631)
Members' equity at end of year	$ 2,000,000

See accompanying notes.

Manufacturers Securities Services, LLC

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	$ 85,192,631
Adjustments to reconcile net income to net cash provided by operating activities:	
Due from The Manufacturers Life Insurance Company of New York	(290,091)
Other assets	(384,840)
Accrued expenses and other payables	6,650
Annuity commissions payable	(32,323)
Due to/from affiliates	176,225
Net cash provided by operating activities	84,668,252
Financing activity	
Distribution paid to members	(85,485,673)
Decrease in cash and cash equivalents	(817,421)
Cash and cash equivalents at beginning of year	11,418,211
Cash and cash equivalents at end of year	$ 10,600,790

See accompanying notes.

1. Nature of Business and Organization

Manufacturers Securities Services, LLC (the Company or MSS) commenced operations on October 1, 1997, and is 90%-owned by The Manufacturers Life Insurance Company of North America (the managing member or MNA) and 10%-owned by The Manufacturers Life Insurance Company of New York (MNY). MNY is a wholly-owned subsidiary of MNA. In addition, two New York residents were admitted as members of the Company without acquiring an interest in the Company. Manulife-Wood Logan Holding Co., Inc. (MWLH) holds all the outstanding shares of MNA and Manulife-Wood Logan, Inc. (MWL). MWLH is a wholly-owned subsidiary of The Manufacturers Life Insurance Company (USA) (ManUSA), which, in turn, is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company (MLI). MLI is a wholly-owned subsidiary of Manulife Financial Corporation. Manulife Financial Corporation and its subsidiaries are known collectively as Manulife Financial.

The Company was organized principally for the purpose of acting as the principal underwriter and representative of MNA for the distribution of certain fixed and variable annuity and life contracts, and as investment adviser for Manufacturers Investment Trust (MIT), an open-end investment management company organized as a Massachusetts business trust. The Company also acts as the principal underwriter and exclusive representative of MNY for the distribution of annuity contracts and life insurance policies offered exclusively in the State of New York. In addition, the Company serves as the principal underwriter and representative of The Manufacturers Life Insurance Company of America (ManAmerica) and ManUSA for the distribution of variable annuity and life contracts. Both ManAmerica and ManUSA are indirect wholly-owned subsidiaries of MLI.

The Company is registered as a broker-dealer with the Securities Exchange Commission and is a member of the National Association of Securities Dealers.

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses (see Note 3), and are not necessarily indicative of the financial condition or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity date of three months or less at acquisition to be cash equivalents.

Revenues and Expenses

Underwriting fees and commissions and promotional agent compensation are recognized when the sales of financial products are settled, which yields results that are materially the same as recognition on a trade-date basis.

The Company derives revenue from fees charged directly to MIT based on a percentage of each portfolio's average daily net asset value. These fees are accrued daily and are recorded on a monthly basis when earned. The Company pays subadvisory fees to the various subadvisors based on each of MIT's portfolios' respective average daily net asset values. These fees are recorded when the expense is incurred.

Income Taxes

The Company has elected to be treated as a partnership for tax reporting purposes. As such, there is no provision for state and federal income taxes, as the members are taxed directly on the Company's earnings.

3. Related-Party Transactions

Underwriting Distribution Fees and Commissions Expense

The Company acts as a principal underwriter to MNA, for which it is compensated on a monthly basis in accordance with terms agreed upon pursuant to the Principal Underwriting Agreement. In the State of New York, the Company is the exclusive distributor and principal underwriter for MNY. The Company is responsible for payment of all commissions incurred in connection with the sale of variable annuity contracts through MNA and all products (variable and nonvariable) for MNY. For the year ended December 31, 2001, these commissions amounted to $229,662,044.

Promotional Agent Agreement

The Company has a promotional agent agreement with MNA and MWL. MWL acts as MNA's nonexclusive promotional agent for the sale of variable annuity and life contracts. The Company acts as the exclusive representative for the sale of all products on behalf of MNY. For providing this service, the Company is compensated based upon the payments received and assets under management on all variable annuity and variable life insurance contracts sold by MNA. As compensation for the expenses incurred and services performed by the Company, MNY pays to the Company all commissions and expense allowances in connection with the sale of all MNY products. For the year ended December 31, 2001, the Company expensed $56,594,938 for these services to MNA and MNY.

Advisory Agreements

The Company is the investment advisor to MIT. The Company is responsible for managing the corporate and business affairs of MIT and for selecting and compensating subadvisors to handle the investment and reinvestment of the assets of each portfolio, subject to supervision of the Board of Trustees.

The advisory agreements in effect throughout 2001 cover the sixty-seven portfolios within MIT. As compensation for its investment advisory services, the Company receives an advisory fee computed separately for each portfolio. The Company pays subadvisory fees to thirty-two subadvisors computed separately for each portfolio. Both the advisory fee and subadvisory fee are calculated based on the net assets of each of the portfolios for each day during the period. During 2001, $17,751,640 of these fees are related to fees earned from assets of ManAmerica and ManUSA, and are included in the statement of income and changes in members' equity as advisory fees and subadvisory fees.

3. Related-Party Transactions (continued)

Expense Reimbursement

Pursuant to the advisory agreements in effect during 2001, the Company reimburses MIT for expenses, excluding advisory fees, taxes, portfolio brokerage commissions and interest (other expenses), incurred in excess of .75% in the case of the International Small Cap, Global Equity, Global Bond, International Value, Overseas, International Stock and Pacific Rim Emerging Markets Trusts, .15% in the case of the Equity Index Trust, .050% in the case of International Index Trust and the 500 Index Trust, .075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and the Total Stock Market Index Trust, .10% in the case of Select Growth, Core Value, High Grade Bond, Small Mid-Cap and Small Mid-Cap Growth Trusts, .15% in the case of the International Equity Select and Globe Equity Select Trusts and .50% in the case of all other portfolios, except for the Lifestyle Trusts, of the average annual net assets of the portfolio. In the case of the Lifestyle Trusts, the Company has agreed to pay the expenses of the Lifestyle Trusts (other than the expenses of the Underlying Portfolios) in excess of .075% up to $100,000,000 and .05% in excess of $100,000,000 of the average annual net assets of such portfolios for the year ended December 31, 2001. The expense limitations will continue in effect from year to year, unless otherwise terminated at any year end by the Company on 30 days' notice to the Trust. After this period, this expense reimbursement may be terminated at any time. In 2001, the Company reimbursed MIT $223,412 for expenses in excess of the expense limitations. Of this total, an affiliate has agreed to reimburse the Company for its portion of these fees, which totaled $181,982.

Other

Substantially all overhead and operating expenses (excluding commissions, promotional agent fees and reimbursement of MIT) are incurred by MNA and allocated to the Company on a monthly basis. These expenses are recorded as salary and benefits and occupational expense in the accompanying statement of income and changes in members' equity (see Note 1).

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Net Capital Rule for brokers or dealers engaged solely in the sale of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Under Rule 15c3-1, the Company is required to maintain minimum net capital such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital and a minimum net capital requirement of $1,416,368 and $643,627, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 7 to 1.

5. Subsequent Events

Effective January 1, 2002, the broker-dealer operations of MSS were merged with and into Manulife Financial Securities LLC, a newly created affiliated company. Manulife Financial Securities LLC will undertake all future broker-dealer operations of MSS. MSS will continue to act as the investment advisor for MIT.

Additionally, effective January 1, 2002, the parent company, MNA, was merged with and into ManUSA. ManUSA will undertake all future operations of MNA.

Supplemental Information

Manufacturers Securities Services, LLC

Schedule I—Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1

December 31, 2001

Aggregate indebtedness	$9,654,404
Net capital:	
Members' equity	$2,000,000
Less nonallowable assets	(583,632)
Total net capital	$1,416,368
Net capital requirements:	
$5,000 or 6 2/3% of aggregate indebtedness, whichever is greater	643,627
Net capital in excess of requirements	772,741
Total net capital	$1,416,368
Ratio of aggregate indebtedness to net capital	7:1

Manufacturers Securities Services, LLC

Schedule II—Computation for Determination of Reserve Requirements Under Rule 15c3-3
and
Schedule III—Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k)(2)(i) of that rule at December 31, 2001.

Manufacturers Securities Services, LLC

Schedule IV—Reconciliation of the Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 in this Audit Report to the Company's Unaudited Form X-17a-5, Part IIA

December 31, 2001

No material differences exist between the computation of aggregate indebtedness and net capital under Rule 15c3-1 included in this audit report and the computations included in the unaudited Form X-17a-5, Part IIA filing as of December 31, 2001.



■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report on Internal Controls Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Report of Independent Accountants

Board of Directors and Members
Manufacturers Securities Services, LLC

In planning and performing our audit of the financial statements of Manufacturers Securities Services, LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13 and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2002